

Herbal Daily

Content Curation of Cannabis



Cannabis Curation
HERBAL DAILY

Herbal Daily is the Home Shopping Network and QVC of the cannabis industry. It is A video marketing and advertising platform that allows brands to promote and market their products while enabling them to instantly purchase the product from their mobile device or desktop and have the items delivered to their home or picked up at their local dispensary.



Current Problem

Due to regulations imposed by the government and corporate policies for marketing and advertising leaders such as Google and Facebook, brands cannot advertise effectively. Brands also can't sell their THC based products directly to the consumer through online channels and send them through the mail.

Meanwhile, consumers, especially the growing share who are new to cannabis, are overwhelmed with choices and want to learn more about a product before purchasing it.

Our Solution

Herbal Daily provides an in-depth showcase of brands for consumers to learn more about the product before making a purchase. Our solution allows brands a new category for reaching customers directly through in-depth video content.

As the first infomercial-style content curation in the cannabis industry, our platform solves the industry's marketing and advertising struggles.


LA KINGPINS
LA KINGPINS
LA KINGPINS

We can complete the online purchase flow through our partnerships, allowing a consumer to order a product on our site to be delivered by a local delivery service or picked up at your local dispensary.

Our platform provides crucial sales data to these business partnerships.


9:41
V.O.I
Brand
Product Name
Product Description
$45
Product Name
Product Description
$45
Product Name
Product Description
$45


9:41
Shopping Bag
One item in your shopping bag
Brand
Product Name
Quantity
Price
Remove
Add to wishlist
Order summary
Total:
$45
PROCEED TO ORDER

Founders Story

Herbal Daily was birth out of the understanding that the cannabis plant has helped many individuals. A vast majority of the population needs education on the plant and the products on the market. With compliance restrictions around the country on how a brand can market and advertise, the platform of Herbal Daily thrives to become consumers' go-to source for cannabis product information. Along with product reviews, or objective is to educate the public.

With a career as a producer in Hollywood producing content for networks like NFL Network BET, TV-One, Discovery, MTV, and BBC, Marques Miles wanted to use his expertise to effectively be a resource to the cannabis industry in the form of marketing, advertising, but most importantly storytelling. With help from Bonita Money, working diligently in the cannabis industry as the executive director of the National Diversity Inclusion Cannabis Alliance, building awareness and providing education on the importance of social equity in the cannabis industry. As the founder of ProLit Ventures, a cannabis brand consulting company, Bonita knew cannabis companies were having difficulties promoting the products due to social media restrictions and an oversaturated marketplace.

With Marques handling the content and business strategy, and Bonita overseeing cannabis compliance, business development, and cannabis brand partnerships, Sanaz Alexander joined the team bringing her expertise in product management. Sanaz's experience as a Director of Product with companies like Disney, Weedmaps, and Zynga gave the team the technical knowledge and expertise to properly execute the critical and necessary tools needed to launch the Herbal Daily platform. Our team expanded with the addition of Matthew Roberts as Chief Technology Officer. Matthew's prior experience as a software engineer includes time at Weedmaps as an engineering lead and the co-founder of several small start-ups.



Marques Miles is a 4-time NAACP Image Award winner and Emmy nominated producer. His production credits include Unsung, Game Day Morning, Dancing With the Stars, and Inside the Label for networks like NFL Network, BBC, ABC, BET, PBS, TV-One, Fox, and Discovery. Marques is the co-creator and Executive Producer of a new automotive series for the Discovery Channel. Marques also serves as a branding and marketing consultant in the cannabis industry developing content and marketing strategy. Marques is a graduate of Howard University.

Marques MIles
Co-Founder & CEO

Bonita Money is the Founder and Executive Director of NDICA, Exec Dir. Of Women Abuv Ground Founder/CEO- ProLit Ventures. Bonita has been responsible for facilitating NDICA's strategic partnerships with cannabis and non-cannabis companies involved with NDICA's job placement, workforce development program, the never done before progressive cannabis intern pilot program for Social Equity Applicants, and expungement clinics. With ProLit Ventures, Bonita owns, develops celebrity cannabis brands with Yukmouth(Luniz), Freeway Rick Ross, Hector Camacho Jr., CeCe Peniston, Chef Henny, and many more. Bonita is a graduate of the University of Southern California..



Bonita Money
Co-Founder & CRO



Sanaz Alexander's career as a Head of Products has taken her to companies like Disney, Zynga, and Weedmaps. She also spent time as a critical player for startups like Loot Crate, Event Farm, and Tapiture. Before her product tenure, Sanaz spent eight years as an investment banker working at Lehman Brothers and Guggenheim Partners. She is a graduate of the University Chicago School of Business MBA, Herman Fellow for Women in Entrepreneurship.

Sanaz Alexander
Co-Founder & CPO

Matthew Roberts is a senior technical leader with over 20 years of experience in software and engineering. He has built and led engineering and product teams for Fortune 500 companies, such as Amazon, to smaller startups across many industries. He has experience building teams across the globe that design and builds distributed systems and customer-focused product offerings. For the last two years, Matt has helped WeedMaps build out their platform and integrations teams while partnering with other cannabis tech companies.



Matthew Roberts
Co-Founder & CTO

Herbal Daily content will consist of infomercial style programming, demo and review content, short-form commercials, and promos.



Yukmouth (Luniz) - Recording Artist

Vape On It Brand Owner

HERBAL DAILY IS THE HOME SHOPPING NETWORK AND QVC OF THE CANNABIS INDUSTRY.





9:41
Yukmouth: Vape On It
from The Miles Media Group
V.O.I
Brand
Product Name
$45
Product Description
Product Name
$45
Product Description
SLO-MO
VIDEO
FOTO
KVADRAT

Advertise

- Brand building
- Marketing
- Products to test and review





le buzz

Sales

- App and website tied to delivery service
- Repeat Customers



Herbal Daily

Total legal cannabis spending in regulated dispensaries in the U.S. topped $9.8 billion in 2018 and is forecast to grow to $30 billion in 2024, a compound annual growth rate (CAGR) of 20 percent.

A total of 13 state markets will have passed the $1 billion mark in total annual legal cannabis spending by the end of 2024. By the end of 2018, only three had done so, California, Colorado, and Washington.





Cannabis by the state

FULLY LEGAL

EXPECTED TO GO FULLY LEGAL

THC IS MEDICALLY LEGAL

ALL THC ILLEGAL

Demographics of Cannabis Consumers

TARGET POPULATION AGE 21+	TOTAL MARKET AREA	CANNABIS CONSUMERS
Adult Population A21+	13,704,100	5,338,089
Average Age A21+	47	46
Average HH Income	$63,852	$61,148
Percent Who Own Homes	51%	49%
Average Home Value	$469,830	$463,031
Married	45%	40%
Have Kids at Home	44%	47%



AVERAGE MONTHLY EXPENDITURES

Smoke Flower/Buds	$85
Pills	$64
Vape Oil	$63
Topicles	$61
Vape Flower	$56



OF AVERAGE MONTHLY BUYERS

Smoke Flower/Buds	1,731,436
Edibles	1,522,680
Pre-Rolls	1,201,288
Concentrates	901,802
Vape Oil	724,556



Data Strategy

Our mission is to help brands make more informed business decisions through data. We will capture crucial analytics on consumer trends through our online ordering system, including the types of products each consumer purchases. We will provide data as an additional service to the brands on our platform, providing an essential and premium dashboard for each brand to monitor its sales and compare them to platform-wide sales.

Our brands will be able to see the top-selling brands and products by the consumer segment. We can use data to help brands predict the supply, demand, and change inventory based on this information. Brands will gain insight into competitors and help assist in marketing, branding, and sales tactics.

Go to Market Strategy

We will provide mobile application marketing through the App Store, SEO-driven marketing website, a PR campaign, social media marketing, and event marketing. We already have partnerships with several brands, including LA KIngpins, Vape On It, Canna Sport, and many more.





HERBAL DAILY WILL ALSO SERVE AS A BRANDING AGENCY. THE HERBAL DAILY STUDIO WILL BE A SPACE FOR CLIENTS TO FILM BRANDED SEGMENTS, PROMOS, AND PRODUCT REVIEWS. THE STUDIO SPACE WILL ALSO PROVIDE BRANDS A LOCATION FOR PRODUCT PHOTOSHOOTS.

OUR 4K PRODUCTION FACILITY WILL ALSO INCLUDE A FULL POST-PRODUCTION FACILITY FOR CLIENTS' EDITORIAL, VOICE-OVER, AND SOUND MIXING NEEDS.



In-House Production



Partnerships

Our partnership strategy is instrumental in our success. Los Angeles is doing their part to provide preference to those affected by the war on drugs, with Los Angeles County implementing a social equity program. Currently, one thousand social equity applications are applying for delivery licenses.

With our partnership with social equity non-profit National Diversity Inclusion Cannabis Alliance (NDICA), Herbal Daily will have strategic partnerships with NDICA's social equity delivery license holders who need a marketing arm to build their business.

The failed war on drugs affected many urban communities all over the country. Herbal Daily is prepared to do our part to support social equity programs around the country. A portion of Herbal Daily proceeds will go to help support community-based organizations.

We'll also provide discounts for social equity brands to post content to our platform. We'll provide scholarships for social equity license holders to attend business incubators. Lastly, we'll offer small grants to crucial life expenses for social equity applicants.



Social Equity

Revenue Model

We will contract with brands to create content for our site. We will have a pricing model, which charges brands for content creation and distribution on our platform.

Delivery services will pay us a monthly referral fee based on their percentage of sales.



We will provide premium data and analytics to our brand and dispensary partners based on our extensive database.

Dispensaries will pay us a monthly fee for the sales referral we provide them based on their percentage of sales.



Herbal Daily

Content Curation of Cannabis

Thank you